David P. Oelman doelman@velaw.com

Tel 713.758.3708 Fax 713.615.5861

April 12, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-32886

Dear Mr. Schwall:

On behalf of our client, Continental Resources, Inc. (the “Company”), we acknowledge receipt of your comment letter dated March 31, 2010 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, filed February 26, 2010, File No. 001-32866.

We are working with the Company to prepare a response to the Comment Letter and furnish the requested supplemental information to the Staff. In light of the conflicting schedules of the outside reserve engineers, the Audit Committee and other employees of the Company, the Company will be delayed in furnishing its response to the Staff. The Company expects it will file all responses to and furnish all information required by the Comment Letter by April 29, 2010 (20 business days of the date of the Comment Letter).

Very truly yours,

/s/ David P. Oelman

David P. Oelman

Cc:

Don Fischbach (Company)

John D. Hart (Company)

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com